

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Pierre Sawaya
President
Monetiva Inc.
23615 El Toro Rd., Suite X327
Lake Forest, CA 92630

Re: Monetiva Inc.
Registration Statement on Form S-1
Exhibit No. 10.3
Filed January 10, 2023
File No. 333-269171

Dear Pierre Sawaya:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Higley, Esq.